MDS Reports Fourth Quarter and Fiscal 2005 Financial Results

Steady Progress in Driving Growth and Improving Profitability

Toronto, Canada, December 14, 2005 - MDS Inc. (TSX: MDS; NYSE: MDZ), a company providing a range of enabling products and services to the global life sciences markets, today reported its fourth quarter and full year results.

MDS reported operating performance improvements across its business units and made significant progress in executing on its strategy to focus the Company on the high growth life sciences markets. The Company delivered on its commitment to divest its interest in Source Medical, entered into discussions to sell its interest in Calgary Laboratory Services, and has dramatically reduced the size of corporate headquarters and removed layers of management through a 700 person workforce reduction.

"We are making great progress in executing on our strategy to enhance performance through better market focus, execution and productivity improvements. We move into 2006 with positive revenue momentum and a more streamlined cost structure - one that positions us well to compete in the global life sciences markets," said Stephen P. DeFalco, President and CEO, MDS Inc.

Fourth Quarter Highlights

- Life Sciences year-over-year currency-adjusted revenue growth of 8% (+ 3% as reported)
- Health (Diagnostics) adjusted EBITDA margin expanded to 26%, up 660 basis points versus the fourth quarter last year
- Consolidated adjusted EBITDA margin of 17%, up 280 basis points sequentially, on adjusted EBITDA of $68 million
- Restructuring and other charges of $83 million
- Adjusted earnings per share of $0.25
- Quarterly cash dividend of $0.0325

Adjusted EBITDA and adjusted earnings per share are non-GAAP measures as detailed in the Company's management discussion and analysis of operating results and financial position.

For the quarter, MDS's consolidated revenue was $390 million, up 8% currency-adjusted (+ 4% as reported) year-over-year. Adjusted EBITDA was $68 million compared to $54 million in the third quarter and $70 million in the same quarter last year, impacted principally by US currency and elevated SG&A expenses.

MDS Reports Fourth Quarter and Fiscal 2005 Financial Reults

Adjusted earnings per share were $0.25 compared to $0.16 in the third quarter and $0.30 in the same quarter last year. Restructuring and other charges in the quarter were $83 million. MDS paid a quarterly cash dividend of $0.0325 per share.

In the fourth quarter, the weakness of US currency impacted revenues in our Life Sciences segment by $16 million, adjusted EBITDA by $9 million and earnings per share by $0.04 per share. In the fourth quarter, the Company benefited from favorable exchange hedges that served to offset some of the impact of US currency on the operating performance. MDS's hedge portfolio in 2006 will not offer the same benefit as it did in 2004 and 2005.

For the full year, revenue was $1,489 million, up 1% over the prior year. The adjusted EBITDA margin was 16% on an adjusted EBITDA of $241 million compared to $306 million in the prior year - impacted principally by US currency. Adjusted earnings per share were $0.82 compared to $1.10 in fiscal 2004.

Consolidated and Health segment results reflect the reclassification of Source Medical and Calgary Laboratory Services into discontinued operations.

Life Sciences

In the quarter, revenue from the Life Sciences segment was $304 million, up 8% currency-adjusted (+ 3% as reported) over the same quarter last year. The adjusted EBITDA margin was 15%, on adjusted EBITDA of $46 million. For the full year Life Sciences revenue was $1,154 million, up 1% over the prior year. Highlights from the quarter include the following:

- Revenue from pharmaceutical research services revenue was $135 million, up 3% currency-adjusted (- 2% as reported). Backlog was up 13% year-over-year and 8% sequentially to US$340 million.
- Isotopes revenue was $96 million, up 6% currency-adjusted (- 1% as reported) compared to the same quarter last year. Cobalt shipments increased by approximately 15% in the fourth quarter compared to prior year. TheraSphere®, our innovative treatment for liver cancer, became eligible for sale in Europe and Bexxar became available in Canada.
- Analytical instruments revenue was $73 million, up 23% currency-adjusted (+ 20% as reported) compared to the same quarter last year. The Company introduced two new products, the CellKey™ System and Tempo™ Liquid Chromatography systems. Our analytical instruments business received two awards; the AME Award for Manufacturing Excellence and the 2005 Frost & Sullivan Award for Drug Discovery Technologies Product Innovation.

Health

Health segment revenue in the fourth quarter, which now only includes the Company's Canadian diagnostics business, was $86 million, up 9% year-over-year. Adjusted EBITDA grew 47% to $22 million compared to $15 million in the same period last year. For the full year, revenue was $335 million. Highlights from the quarter include the following:

- MDS Diagnostics continued their focus on improving operating efficiency through LeanSigma initiatives - implementing over 150 improvements. Adjusted EBITDA margins expanded 660 basis points over the same quarter last year.
- On September 1, 2005, the Company indicated it was exploring strategic alternatives for the Canadian diagnostics business. The process is currently underway and the Company remains of the view that the likely scenarios for the business are either an outright sale or tax-efficient distribution to shareholders.

MDS will be holding a conference call today at 10:30 am EST. This call will be webcast live at www.mdsinc.com, and will also be available in archived format at www.mdsinc.com/news_present.asp after the call.

MDS Inc. has more than 8,800 highly skilled people in 27 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven health and life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further MDS information contact:
Investor & Media Contact :
Sharon Mathers
Vice-President, Investor Relations
416-675-6777 x 2695
smathers@mdsintl.com

December 9, 2005

This section of the quarterly report contains management's analysis of the financial performance of the Company and its financial position and it should be read in conjunction with the consolidated financial statements. Readers are cautioned that management's discussion and analysis (MD&A) contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2004 for additional details regarding risks affecting the business.

In our MD&A and elsewhere we refer to measures such as backlog and other items that are not defined by generally accepted accounting principles (GAAP). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, in particular for earnings-based measures, we provide tables or other information that enables readers to reconcile between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions, and trends that affect our businesses.

All financial references in this document exclude the discontinued generic radiopharmaceuticals operations, our US laboratory operations, certain early-stage pharmaceutical research services operations, and our interests in Source Medical and Calgary Laboratory Services. The discussion below is based only on our continuing operations, unless otherwise noted. The results for all prior periods have been restated to conform to this presentation.

Overview

Revenue for the fourth quarter of fiscal 2005 was $390 million, up from $375 million over the same period last year. The operating loss for the quarter was $34 million, versus operating income of $11 million in the prior year.

Adjusted operating income was $49 million, a decrease of $4 million versus last year. Adjustments include the costs of our announced restructuring initiatives, and provisions related to long-term investments. Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) was $68 million at a margin of 17% compared to $70 million and 19% last year. Adjusted EBITDA is reconciled to operating income in a table on page 6.

For the fourth quarter, the average rate of exchange between the Canadian and US dollar was $1.18 compared to $1.26 last year and our effective translation rate on revenues was $1.26 versus $1.37, taking into account the impact of our hedging program. The declining US dollar, combined with the reduced protection of our hedge portfolio, reduced revenue by $16 million. On a currency-adjusted basis, revenues grew 8% in the quarter over the same period last year. On the same currency-adjusted basis, adjusted EBITDA grew 38%.

Adjusted earnings per share from continuing operations was $0.25 for the quarter, compared to $0.30 last year. The US dollar decline accounts for $0.04 of the drop compared to last year and the balance of the decline relates to decreases in operating income for reasons described in more detail below.

On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and dispose of assets that do not contribute to the Company's area of focus. Reflecting actions intended to implement this plan, our interests in Source Medical Corporation (Source) and Calgary Laboratory Services (CLS) were classified as discontinued operations in the quarter. Subsequent to the quarter-end, our interest in Source was sold to our partner for proceeds of $79 million. Late in the quarter, the Calgary Health Region, our partner in CLS, notified us of their intent to exercise their option to acquire our partnership interest. We are currently in discussions with the Region and expect to complete this transaction by the end of March 2006.

Our September 1st announcement also outlined our intent to find an alternate ownership structure for our Diagnostics business that realizes the maximum value for shareholders. The detailed plan to achieve this objective is being developed and, therefore, we have not reflected the balance of our Diagnostics business as discontinued at this time.

On December 2, an investee company, Hemosol Corp., entered receivership. In 2003, we wrote down the carrying value of our equity interest in this company to nil, although we continued to provide a guarantee of the company's bank debt. As a result of the receivership, the company's bank requested payment by MDS under the guarantee and on December 8, we remitted $20 million to the bank. In doing so, we assumed the loan and the senior security position held by the bank.

In conjunction with another secured lender who ranks second to us in preference, we have agreed to provide up to $1 million of debtor-in-possession (DIP) financing. This new funding will rank in preference to our existing secured position. Acting with our approval, the bankruptcy trustee has initiated a liquidation process.

The valuation of the company and its assets is highly uncertain at this time. Although we will have the first claim on any proceeds of the bankruptcy after the DIP financing is paid, we are unable at this time to determine whether or not there will be sufficient proceeds to fully repay our $20 million loan.

Under Canadian GAAP, equity accounting is required when losses sustained by an investee create an economic exposure for the shareholder. Our share of the operating losses sustained by Hemosol since it was restructured in May 2004 totals $7 million and this amount has been recorded in our fourth quarter financial statements. This amount is included in valuation provisions and investment write-downs in our reconciliations of adjusted EBITDA and adjusted EPS.

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary Consolidated Results

		Fourth Quarter			Full Year	
	2005	2004	Change	2005	2004	Change
Revenues	$ 390	$ 375	4%	$ 1,489	$ 1,479	1%
Operating (loss) income	$ (34)	$ 11	n/m	$ 76	$ 137	(45%)
Basic earnings (loss) per share	$ (0.34)	$ 0.06	n/m	$ 0.22	$ 0.36	(39%)

n/m = not meaningful

The following table reconciles operating income as reported to adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA):

	Fourth Quarter		Full Year	
	2005	2004	2005	2004
Operating (loss) income – as reported	$ (34)	$ 11	$ 76	$ 137
Adjusted for:				
Restructuring charges	67	7	72	13
Valuation provisions and investment write-downs	13	35	21	35
Other (gains) and charges	3	-	3	(18)
MDS Proteomics	-	-	-	81
Adjusted operating income	49	53	172	248
Depreciation and amortization	19	17	69	58
Adjusted EBITDA	$ 68	$ 70	$ 241	$ 306

Details of items affecting the period-to-period comparability of operating income and earnings per share are provided in the following table.

	Fourth Quarter		Full Year	
	2005	2004	2005	2004
Basic Earnings (Loss) Per Share (EPS) from continuing operations – as reported [note 3 – Consolidated Financial Statements]	$ (0.21)	$ 0.04	$ 0.30	$ 0.44
Adjusted for:				
Restructuring	0.35	0.04	0.38	0.06
Valuation provisions and investment write-downs	0.10	0.22	0.13	0.22
Other (gains) and charges	0.01	-	0.01	(0.09)
MDS Proteomics	-	-	-	0.47
Adjusted EPS from continuing operations	$ 0.25	$ 0.30	$ 0.82	$ 1.10

Segment results

Fourth Quarter			2005			2004
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income	Operating Margin
Life Sciences	$ 304	$ (37)	(12%)	$ 296	$ 9	3%
Health	86	3	3%	79	2	3%
	$ 390	$ (34)	(9%)	$ 375	$ 11	3%

n/m = not meaningful

Full Year				2005			2004
	Revenues		Operating Income	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$	1,154	$ 31	3%	$ 1,141	$ 160	14%
Health		335	45	13%	338	58	17%
		1,489	76	5%	1,479	218	15%
Proteomics		-	-	-	-	(81)	n/m
	$	1,489	$ 76	5%	$ 1,479	$ 137	9%

n/m = not meaningful

Life Sciences

Review of operations – Revenues from Life Sciences businesses for the quarter were:

Fourth Quarter		2005		2004	Change
Early-stage research	$	84	$	86	(2%)
Late-stage research		51		52	(2%)
Pharmaceutical research services		135		138	(2%)
Gamma sterilization		31		30	3%
Nuclear medicine		56		56	-
Teletherapy systems		9		11	(18%)
Isotopes		96		97	(1%)
Analytical instruments		73		61	20%
	$	304	$	296	3%

Revenue from pharmaceutical research services was $135 million, a decline of 2% when compared to the prior year. Overall, our pharmaceutical research revenue continues to be unfavorably affected by the weakening of the US dollar. On a currency-adjusted basis, revenues were up 3% compared to a strong fourth quarter in the prior year.

In early-stage business for the quarter, our pharmacology unit continued to drive performance and was complemented by the integration of SkeleTech Inc.'s expertise in bone and central-nervous-system efficacy models. Our Canadian bioanalysis business is improving; however, with significantly lower sales levels when compared to the prior year, mainly driven by the ongoing US Food & Drug Administration (FDA) mandated review of bioequivalance studies. In the late-stage business, global central labs reported 10% incremental growth compared to the prior year, as work has ramped up on contracts previously in backlog.

The Company has a dedicated team focused on completing the FDA mandated review at our Montreal facility. Progress on the review is expected to accelerate as we approach completion and integrate the learnings experienced to date, and as the complexity of the remaining reviewable studies decreases. To ensure that we complete these reviews on schedule, we have reduced the volume of customer work at this facility by servicing contracts at our other lab locations. To regain our revenue base in this business, we are meeting with our customers to keep them advised of our findings and to present our comprehensive scientific capabilities to bring effective bioanalysis support to their research.

Our facility in New Orleans, which was affected by Hurricane Katrina, supports approximately 5% of the Company's total early clinical research beds. We assessed the damage sustained and have concluded that this site can be reopened by mid-fiscal 2006. We expect our insurance coverage to reimburse us for most of the losses experienced.

Our average pharmaceutical research backlog continues to expand, led by the performance of our global central labs business. Compared to the prior quarter and the prior year, backlog increased by 8% and 13% respectively.

Quarterly Average Backlog	[millions of US dollars]
Fiscal 2004 – Quarter 1	$ 240
Quarter 2	265
Quarter 3	285
Quarter 4	300
Fiscal 2005 – Quarter 1	315
Quarter 2	305
Quarter 3	315
Quarter 4	340

Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and, therefore, reduce the volatility that would result from converting the measure to Canadian dollars.

Revenue in our Isotope business was up 6% on a currency-adjusted basis compared to the prior year, although reported revenues decreased slightly, as foreign currency impacts were only partially balanced by an approximate 15% increase in cobalt-60 sales in the quarter. Our order book for self-contained irradiators remained stable in the quarter, led by our Gammacell units. Self-contained irradiators shipped in the year increased 19% compared to the prior year. Our teletherapy unit sales experienced softness in the quarter compared to prior year; however, we look forward to initial shipments of the new Equinox platform, which are scheduled for the first quarter of 2006.

We also had good results from radiotherapeutic products in the quarter. TheraSphere®, an innovative treatment option for liver cancer, continued to experience growth, with an approximate 80% increase in shipped doses compared to last year. In September, we were chosen by Berlex Canada to supply Yttrium-90 Chloride Sterile Solution (Y-90) for use with Berlex's ZEVALIN® radioimmunotherapy treatment for non-Hodgkin's lymphoma. This Canadian contract complements our supply contract with Biogen Idec Inc. in the US.

Analytical instruments revenues increased by 23% on a currency-adjusted basis and reported revenues increased 20% compared to the prior year. Overall shipments of analytical instruments were up approximately 22% in the quarter, with one-third of this increase related to our new MALDI products. Shipments of triple quad instruments to pharmaceutical customers in the small molecule market are strengthening, led by our API 4000 model and momentum from products launched earlier in the year, including the API 5000 and API 3200. The recently introduced 4800 MALDI TOF/TOF has shown strong market acceptance in the proteomics market and we have a backlog of orders at quarter-end. In addition, our ICP/MS mass spectrometer-based products have shown encouraging indications of a rebound to counterbalance the slower first half of the year. Performance in this market was led by the strong showing of our market-leading DRC II product when compared to the prior year.

Our new cell-based technology, CellKey™ System was introduced at the annual Society for Biomolecular Screening Conference held recently in Geneva, Switzerland. The CellKey™ platform will offer our drug discovery customers tools to simplify their assay design activities, address many of the bottlenecks currently experienced within secondary screening and lead optimization, and ultimately enable them to develop important new medicines more rapidly.

The operating loss for the Life Sciences segment was $37 million (after the allocation of common costs) at a margin of (12%), down from of $9 million and 3% respectively in the prior year. Adjusted EBITDA for the segment was $46 million for the fourth quarter of 2005 at a margin of 15%, compared with $55 million and 19% for the same period last year.

The following table reconciles operating income for the Life Sciences segment as reported in the interim consolidated financial statements to adjusted EBITDA:

	Fourth Quarter			Full Year
	2005	2004	2005	2004
Operating (loss) income – as reported	$ (37)	$ 9	$ 31	$ 160
Adjusted for:				
Restructuring charges	50	6	55	8
Valuation provisions and investment write-downs	13	25	21	25
Other (gains) and charges	3	-	3	(18)
Adjusted operating income	29	40	110	175
Depreciation and amortization	17	15	61	52
Adjusted EBITDA	$ 46	$ 55	$ 171	$ 227

Foreign currency exposure in excess of our US dollar hedges impacted segment operating income by $9 million in the quarter compared to 2004. On a currency-adjusted basis, adjusted EBITDA for the segment increased 33%.

During the quarter, we determined that a US$5 million long-term investment is impaired based on our assessment of the carrying value of the receivable compared to the present value of expected future cash flows. The write-off of this asset has been reflected as an adjustment in arriving at adjusted EBITDA for the quarter.

The work MDS Pharma Services conducts in Montreal for foreign clients is eligible for certain tax credits. During the quarter, we increased the valuation provision relating to these credits by approximately $3 million, to reflect our current view of the likelihood that such claims can be collected given current assessing practices.

In our pharmaceutical research services business, strong performance by our pharmacology business unit, combined with a cost reduction program relating to selling and administrative costs, made a positive contribution to operating income. Our bioanalysis business, inclusive of the incremental FDA review costs and adjustments to tax credits, along with timing delays for certain global clinical development projects in our North American business, contributed lower operating income compared to the prior year.

Our isotopes business experienced a decrease in operating income versus the prior year, driven primarily by currency impacts, partially balanced by the increased shipments of cobalt-60, and the continuing growth of our TheraSphere® product.

The incremental change in operating income related to analytical instruments was favorable when compared to the prior year, resulting largely from the recovery within our ICP/MS products, strength from our triple quad products, and solid performance from our MALDI 4800 and other new products.

Capital expenditures – Net purchases of capital assets in Life Sciences amounted to $37 million for the quarter compared to $32 million last year. Included in capital expenditures for the quarter is $26 million relating to the MAPLE facility, of which $2 million reflects capitalized interest costs.

Earlier this year, we commenced a mediation process with Atomic Energy of Canada Limited (AECL) relating to the MAPLE facilities in an attempt to settle our dispute with regards to commissioning delays, as well as construction and pre-commissioning and post-commissioning operating costs. Formal mediation proceedings were held during the fourth quarter and the mediation process is ongoing.

AECL has obtained a renewal of the Class I Non-Power Reactor Operating License to operate the MAPLE 1 and 2 reactors at the Chalk River Laboratories from the Canadian Nuclear Safety Commission (CNSC), replacing the license that was scheduled to expire on November 30, 2005. The renewed license, which was obtained subsequent to quarter-end, is valid until November 30, 2007 and will permit work to continue on the commissioning of the reactors. Commissioning remains delayed as AECL continues work to resolve outstanding technical issues, including the positive power coefficient.

We depend on the Nuclear Research Universal (NRU) reactor, operated by AECL, for the supply of the majority of our reactor isotopes. Following the completion of an environment assessment in the prior quarter, the CNSC was in a position to consider a license renewal application following a 1-day public hearing held on October 18, 2005. Subsequent to quarter-end, the CNSC announced its decision to extend the operating license for AECL's NRU reactor at Chalk River Laboratories to July 31, 2006. The term of this license will now coincide with those of other AECL Chalk River facilities. This decision extends the operating license beyond its previously scheduled expiry on December 31, 2005, and it will allow time for AECL to complete a formal application for a five-year license renewal.

Segment outlook –We continue to be challenged by the weak US dollar and will be affected even more in 2006 as our hedge protection is diminished. To address this issue, we will focus on achieving a more competitive cost structure. We expect to complete our planned restructuring initiatives within this segment in fiscal 2006.

We are actively capitalizing on opportunities in the pharmaceutical research market, and we are merging the extensive expertise found in our early stage businesses. Our most notable success has been the creation of the Drug Development Program (DDP) group, which offers integrated drug-development services principally to the biotech industry. We have had good success marketing these integrated services to our customers in the biotech industry and we will continue to seek other synergies to provide our customers with a comprehensive package of services.

Completion of the FDA review and marketing activities designed to rebuild our bioanalysis business is a core priority for us going forward. In the fourth quarter, we increased the dedicated resources assigned to this review to ensure we meet the deadlines for completion of the process.

We are focused on resource management and deployment in our North American global clinical development operations to improve operational effectiveness in this business unit. Our newest central lab operation in North Brunswick, New Jersey, is scheduled to open in the first quarter of fiscal 2006. This new facility increases our capacity to service North American central lab contracts.

MDS Sciex, together with its joint venture partner Applied Biosystems, recently launched a new product line of Tempo™ Liquid Chromatography (LC) systems. These systems will provide integrated front-end solutions for researchers performing LC/MS and LC MALDI-based experiments and are targeted to proteomics, biotech and drug discovery markets. We are also pleased with the market acceptance of our 4800 MALDI TOF/TOF Analyzer and we are increasing production to ship the backlog orders.

Our manufacturing facility in Singapore was completed during the quarter and we are currently hiring production staff for the plant. CellKey will be the initial product manufactured at the Singapore site and we have begun to build initial prototypes. We are on target for commercial production to begin in the first quarter of 2006.

On October 3, 2005, MDS Sciex together with its joint venture partner Applied Biosystems announced the sale of 21 API 4000 Systems to the Centers for Disease Control and Prevention (CDC) and several state health laboratories. These systems will be deployed in state and local CDC labs as part of the Laboratory Response Network and provide a validated national platform for identifying harmful chemical agents.

Our isotope business remains well positioned for growth in 2006. Earlier this year, we negotiated an extension to our cobalt supply agreement with Bruce Power Limited Partnership. This new agreement has a term of 15 years.

Effective November 1, 2005, the CNSC renewed MDS Nordion's Class 1B Nuclear Facility Operating License for a 10-year term, based on our compliance programs and history of safe operations. This is the first time a license for such duration has been issued.

In mid-November a competitor announced the recall of their technetium generator product. MDS Nordion has increased its production to meet patient needs resulting from this recall.

Health

Review of operations – Revenues from the Health business in the quarter were:

Fourth Quarter	**2005**	2004	**Change**
Diagnostics	$ 86	$ 79	**9%**

Diagnostic revenues increased by 9% compared to the prior year. The Company continues to experience patient volume growth in British Columbia (BC), reflecting ongoing demographic changes and growth in the utilization of community laboratories.

MDS is a leading provider of laboratory services in Ontario. The existing agreement with the Ontario Ministry of Health and Long Term Care expired on March 31, 2005 and negotiations between the Ministry and the Ontario Association of Medical Laboratories commenced subsequent to the quarter-end. We continue to bill under the old agreement while a new agreement is being negotiated. Revenue in Ontario was up marginally compared to the prior year.

The following table reconciles operating income for the Health segment as reported in the interim consolidated financial statements to adjusted EBITDA:

	Fourth Quarter			Full Year
	2005	2004	**2005**	2004
Operating income – as reported	$ **3**	$ 2	$ **45**	$ 58
Adjusted for:				
Restructuring charges	**17**	1	**17**	5
Valuation provisions and investment write-downs	**-**	10	**-**	10
Adjusted operating income	**20**	13	**62**	73
Depreciation and amortization	**2**	2	**8**	6
Adjusted EBITDA	$ **22**	$ 15	$ **70**	$ 79

Operating income for the segment was $3 million (after the allocation of common costs) at a margin of 3%, up from $2 million and a margin of 3% in the prior year. The increase is due mainly to incremental BC volume and to cost management initiatives such as the LeanSigma process improvement program initiated across our business. Adjusted EBITDA for the segment was $22 million compared to $15 million last year.

Capital expenditures – Our diagnostics business purchased $3 million of capital assets during the quarter compared to $2 million for the quarter last year. The prior year purchases were offset by the sale of assets associated with our exit from the US laboratory business.

Segment outlook – A priority within this segment is improving operating income by the continued execution of our LeanSigma program. We anticipate a significant improvement in adjusted EBITDA from the reduction in headcount and the associated process improvement initiatives. We remain committed to delivering the same high quality service to patients and physicians who use our services as we complete our planned restructuring initiatives in fiscal 2006.

We are actively engaged in contract negotiations in Ontario, and expect that a new contract will be retroactive to April 1, 2005.

Restructuring

In the fourth quarter we recorded a restructuring charge of $67 million, allocating $50 million to Life Sciences and $17 million to Health businesses. The restructuring charges included severance of $46 million associated with an anticipated reduction in workforce of 700, of which 613 had been completed by October 31, 2005.

The remaining provision of $21 million includes capital asset write-downs associated with abandoned IT infrastructure projects and other charges associated with planned changes to our IT support function and facility rationalization.

Other Items

For the quarter, selling, general and administrative expenses (SG&A) were $84 million compared to $69 million last year. Spending on SG&A is up 3% from last year as a percentage of revenues as the restructuring had limited effect on our overhead and spending until late in the quarter.

Research and development (R&D) expenses for the quarter were $7 million, which was a decrease of $4 million from the prior year. In the quarter, the majority of the spending related to new analytical instruments and our new Equinox therapy system.

The Company's tax recovery for the quarter was recorded at a 25% effective rate (13% in the prior year). The rate is lower than expected due principally to the fact that we were unable to record tax benefits on the investment write-down, the Hemosol equity loss, and on certain elements of the restructuring charge reported in the quarter.

Effective January 1, 2008 eligibility for certain post retirement benefit plans will be reduced, and as a result, we recorded a net curtailment gain of $4 million in the quarter.

Discontinued operations

In keeping with our strategy to focus on growth in the global life sciences market and sell assets that do not contribute to this area of focus, Source, the distribution operation previously within the Health segment, was classified as a discontinued operation in the quarter. In November, we completed the sale of our interest in Source to Cardinal Health for proceeds of $79 million. For the quarter, net revenue and operating income from this business were $57 million (year-to-date $217 million) and $2 million (year-to-date $9 million), respectively. Net income from this business was $6 million in 2005.

Within our Diagnostics business, our partner exercised its right to purchase our interest in CLS. CLS is a medical diagnostic laboratory that offers a range of laboratory services to the Calgary Health Region and parts of Southern Alberta. As a result, this interest has been classified as a discontinued operation and a goodwill impairment charge of $16 million was recorded to reflect our anticipated recovery from this sale. Net revenue and operating income from this business was $18 million (year-to-date $72 million) and $1 million (year-to-date $5 million), respectively. Net income from this business was $2 million in 2005.

Certain early-stage pharmaceutical research service businesses, comprising our pharmaceutics, biopharmaceutics/biosafety and fermentation operations are classified as discontinued operations. Net revenue from these businesses was $23 million for the year with an operating loss before shutdown costs of $9 million.

The net assets held for sale related to discontinued operations were $64 million at quarter-end.

Liquidity and capital resources

Our cash position at October 31, 2005 was $265 million, down 3% from $274 million at July 31, 2005. Operating working capital was $84 million, a decrease of $75 million from July 31 mainly due to elevated accounts payables and accrued liabilities related to our restructuring plan.

Cash flow from continuing operations for the quarter was $37 million, compared to $41 million in the fourth quarter last year, reflecting the lower operating income.

Cash used in investing activities for continuing operations was $53 million in the quarter, which is an increase of $49 million compared to the prior year. Investing activities in the prior year included a net cash inflow of $27 million resulting from the sale of certain of our discontinued US laboratory businesses.

Cash from financing activities was $7 million compared to $12 million used in the prior year. The prior year's spending included a significant repurchase of shares for cancellation under our Normal Course Issuer Bid. No shares were repurchased in the fourth quarter.

The Company has a $500 million, five-year committed, revolving credit facility which was undrawn at October 31, 2005.

The weighted average interest rate on fixed long-term debt was 5.72% and the weighted average term to maturity is 5 years.

Financial instruments

We use derivative financial instruments to manage foreign currency and interest rate exposure. These instruments consist of forward foreign exchange and option contracts and interest-rate swap agreements. All derivative instrument contracts are with banks listed on Schedule I to the Bank Act (Canada) and the Company utilizes financial information provided by certain Schedule I banks to determine the fair market values of the financial instruments.

At quarter-end, the net mark-to-market value of all derivative instruments was $3 million.

Quarterly highlights

Following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

(Millions of Canadian dollars, except Earnings per share)

						Fiscal 2005										Fiscal 2004
		Oct		July		Apr		Jan		Oct		July		Apr		Jan
Net revenues	$	**390**	$	370	$	360	$	369	$	375	$	375	$	369	$	360
Operating income (loss)		**(34)**		26		36		48		11		67		-		59
Income (loss) from continuing operations		**(29)**		14		25		32		5		51		(24)		31
Net income (loss)	$	**(48)**	$	19	$	30	$	30	$	9	$	50	$	(36)	$	28
Earnings (loss) per share from continuing operations																
Basic	$	**(0.21)**	$	0.10	$	0.18	$	0.23	$	0.03	$	0.36	$	(0.17)	$	0.22
Diluted	$	**(0.21)**	$	0.10	$	0.18	$	0.22	$	0.03	$	0.36	$	(0.17)	$	0.22
Earnings (loss) per share																
Basic	$	**(0.34)**	$	0.14	$	0.21	$	0.21	$	0.06	$	0.35	$	(0.25)	$	0.19
Diluted	$	**(0.34)**	$	0.14	$	0.21	$	0.21	$	0.06	$	0.35	$	(0.25)	$	0.19

Items that impact the comparability of operating income include:

- The second quarter of 2004 reflected charges related to the write-down of our investment in MDS Proteomics to net realizable value, partially offset by other net gains, leading to a net charge of $62 million.

- The fourth quarter of 2004 reflected restructuring charges of $7 million and valuation provisions totaling $35 million.

- The third quarter of 2005 reflected restructuring charges of $5 million and a write-down of licensed technology of $8 million.

- The fourth quarter of 2005 reflected restructuring charges of $67 million and provisions related to long-term investments of $13 million.

Risks and Uncertainties

To determine the assets held for sale from the operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

We adopted CICA Handbook Section 3110 – Asset Retirement Obligations (AROs), on November 1, 2004. This section describes how to recognize and measure liabilities related to legal obligations related to retiring property, plant and equipment. We have identified an asset retirement obligation of our Isotopes business relating to decommissioning costs of a facility located in Kanata, Ontario. We do not have sufficient information to estimate the fair value of the asset retirement obligation. A liability will be initially recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is needed to employ a present value technique to estimate fair value.

Changes in Accounting Standards

In June 2005, the CICA issued Handbook Section 3831 – Non-monetary Transactions (Section 3831) to revise and replace the current standards on non-monetary transactions. The Company has chosen early adoption of this policy, as permitted, effective with the interim period commencing August 1, 2005.

The new section requires all non-monetary transactions to be measured at fair value of the asset given up or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance approach differs from the prior approach related to the culmination of earnings process as the test for fair value measurement. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction. The adoption of this standard did not have an impact on the Company's results from operations or the financial position of the Company.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
[UNAUDITED]

[millions of Canadian dollars]	2005		2004 (Restated Note 1)
			As at October 31
ASSETS			
Current			
Cash and cash equivalents	$ **265**	$	296
Accounts receivable	**278**		278
Unbilled revenue	**115**		83
Inventories	**163**		160
Income taxes recoverable	**3**		1
Current portion of future tax asset	**19**		14
Prepaid expenses and other	**21**		23
Assets held for sale *[note 3]*	**114**		51
	978		906
Capital assets	**841**		785
Future tax asset	**118**		123
Long-term investments and other *[note 14]*	**159**		159
Goodwill	**541**		548
Other intangible assets	**43**		55
Assets held for sale *[note 3]*	**-**		61
Total assets	$ **2,680**	$	2,637
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Accounts payable and accrued liabilities	$ **353**	$	294
Deferred revenue	**119**		101
Income taxes payable	**28**		33
Current portion of unrealized benefit of future tax asset	**16**		14
Current portion of long-term debt	**13**		6
Liabilities related to assets held for sale *[note 3]*	**50**		27
	579		475
Long-term debt	**455**		479
Deferred revenue	**26**		41
Unrealized benefit of future tax asset	**64**		82
Other long-term obligations	**42**		48
Future tax liabilities	**69**		58
Minority interest	**20**		21
Liabilities related to assets held for sale *[note 3]*	**-**		12
	$ **1,255**	$	1,216
Shareholders' equity			
Share capital *[note 2]*	**847**		833
Retained earnings	**604**		600
Currency translation adjustment *[note 17]*	**(26)**		(12)
	1,425		1,421
Total liabilities and shareholders' equity	$ **2,680**	$	2,637

Incorporated under the Canada Business Corporations Act.

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME

[UNAUDITED]
[SEE NOTE 3 - DISCONTINUED OPERATIONS]

[millions of Canadian dollars, except per share amounts]	Three months to October 31				Year ended October 31			
	2005		2004 (Restated Note 1)		**2005**		2004 (Restated Note 1)	
Net revenues	$	**390**	$	375	$	**1,489**	$	1,479
Cost of revenues		**(231)**		(225)		**(912)**		(886)
Selling, general and administration		**(84)**		(69)		**(307)**		(267)
Research and development		**(7)**		(11)		**(31)**		(38)
Restructuring *[note 4]*		**(67)**		(7)		**(72)**		(13)
Depreciation and amortization		**(19)**		(17)		**(69)**		(65)
Other income (expense) – net *[note 6]*		**(9)**		(35)		**(17)**		(74)
Equity earnings (loss) *[note 14]*		**(7)**		-		**(5)**		1
Operating income (loss)		**(34)**		11		**76**		137
Interest expense		**(5)**		(4)		**(21)**		(23)
Dividend and interest income		**3**		1		**12**		8
Income (loss) from continuing operations before income taxes and minority interest		**(36)**		8		**67**		122
Income tax recovery (expense) *[note 12]*		**9**		(1)		**(17)**		(57)
Minority interest – net of tax		**(2)**		(2)		**(8)**		(2)
Income (loss) from continuing operations		**(29)**		5		**42**		63
(Loss) income from discontinued operations – net of tax *[note 3]*		**(19)**		4		**(11)**		(12)
Net income (loss)	$	**(48)**	$	9	$	**31**	$	51
Earnings (loss) per share *[note 3]*								
Basic	$	**(0.34)**	$	0.06	$	**0.22**	$	0.36
Diluted	$	**(0.34)**	$	0.06	$	**0.22**	$	0.36

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

[millions of Canadian dollars]	Three months to October 31				Year ended October 31			
	2005		2004 (Restated Note 1)		**2005**		2004 (Restated Note 1)	
Retained earnings, beginning of period	$	**657**	$	607	$	**600**	$	572
Net income (loss)		**(48)**		9		**31**		51
Repurchase of shares		**-**		(11)		**(8)**		(11)
Dividends – cash		**(3)**		(4)		**(14)**		(9)
Dividends – stock		**(2)**		(1)		**(5)**		(3)
Retained earnings, end of period	$	**604**	$	600	$	**604**	$	600

CONSOLIDATED STATEMENTS OF CASH FLOWS
[UNAUDITED]

[millions of Canadian dollars]	Three months to October 31		Year ended October 31	
	2005	2004 (Restated Note 1)	**2005**	2004 (Restated Note 1)
Operating activities				
Net income (loss)	**$ (48)**	$ 9	**$ 31**	$ 51
Net income (loss) from discontinued operations	**(19)**	4	**(11)**	(12)
Net income (loss) from continuing operations	**(29)**	5	**42**	63
Items not affecting current cash flow [note 9]	**34**	13	**92**	123
Changes in non-cash working capital balances relating to operations [note 9]	**32**	23	**1**	(4)
Net cash provided by continuing operations	**37**	41	**135**	182
Cash provided by (used in) discontinued operations	**4**	5	**17**	(4)
	41	46	**152**	178
Investing activities				
Acquisitions	**(5)**	(10)	**(7)**	(12)
Acquisitions of tax assets	**-**	-	**-**	(19)
Effect of deconsolidating MDS Proteomics	**-**	-	**-**	(18)
(Increase) decrease in deferred development charges	**(4)**	4	**(18)**	-
Purchase of capital assets	**(48)**	(29)	**(126)**	(108)
Purchase of technology license [note 6]	**(1)**	-	**(1)**	(5)
Proceeds on sale of discontinued operations	**11**	27	**11**	35
Proceeds on sale of business and investment	**-**	-	**-**	2
Other	**(6)**	4	**(7)**	(1)
Net cash used in continuing investing activities	**(53)**	(4)	**(148)**	(126)
Net cash used in discontinued operations	**(2)**	(1)	**(5)**	(1)
	(55)	(5)	**(153)**	(127)
Financing activities				
Repayment of long-term debt	**(1)**	(1)	**(1)**	(2)
Increase (decrease) in deferred income and other long-term obligations	**8**	3	**(1)**	14
Payment of cash dividends	**(3)**	(3)	**(14)**	(9)
Issuance of shares	**4**	8	**11**	18
Repurchase of shares	**-**	(17)	**(13)**	(17)
Distribution to minority interest	**(1)**	(2)	**(11)**	(11)
Net cash provided by (used in) continuing financing activities	**7**	(12)	**(29)**	(7)
Net cash used in discontinued operations	**-**	-	**-**	(2)
	7	(12)	**(29)**	(9)
Effect of foreign exchange rate changes on cash and cash equivalents	**(2)**	(3)	**(1)**	(6)
Increase (decrease) in cash position during the period	**(9)**	26	**(31)**	36
Net cash position, beginning of period	**274**	270	**296**	260
Net cash position, end of period	**$ 265**	$ 296	**$ 265**	$ 296

1.   Accounting Policies

These consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2004, except as disclosed below, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Prior year's amounts have been restated to reflect the results of discontinued operations.

(a) Accounting Policy Changes

(i)   Non-monetary Transactions

In June 2005, the CICA issued Handbook Section 3831 – Non-monetary Transactions (Section 3831) to revise and replace the current standards on non-monetary transactions. The Company has chosen early adoption of this policy, as permitted, effective with the interim period commencing August 1, 2005. Retroactive application is not permitted.

The new section requires all non-monetary transactions to be measured at the fair value of the asset given up or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction.

Adoption of this guideline did not have an impact on the Company's results from operations or financial position of the Company for the period.

(ii) Asset Retirement Obligations

The Company adopted CICA Handbook Section 3110 – Asset Retirement Obligations (AROs), on November 1, 2004. This section describes how to recognize and measure liabilities related to legal obligations of retiring property, plant and equipment.

The Company has identified an asset retirement obligation relating to decommissioning costs of a facility located in Kanata, Ontario. The Company does not have sufficient information at the present time to estimate the fair value of this obligation, and as a result has not recorded this future obligation at October 31, 2005.

iii) Consolidation of Variable Interest Entities

In 2004, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" (AcG-15), which applies to fiscal years beginning on or after November 1, 2004. AcG-15 establishes specific criteria to determine if an investee is a variable interest entity and if an equity-holder should consolidate the investee's results. This guidance was introduced to harmonize the Canadian accounting treatment with the United States (US) accounting treatment. The adoption of AcG-15 has had no impact on the Company's operations and financial position.

(b) Measurement Uncertainty

To determine the assets held for sale related to those operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

(c) Capital Assets

On May 1, 2005, the Company commenced the amortization of capitalized information technology costs related to the Common Business System initiative. These capitalized costs will be amortized on a straight-line basis over seven years. The Company's existing policy amortizes computer systems on a straight-line basis over a maximum of three years. This is a change to reflect the estimated life of these new assets. Amortization recorded in the quarter was $2 million.

2.   Share Capital

The following table summarizes information on share capital and related matters at October 31, 2005:

(number of shares in thousands)	Outstanding	Exercisable
Common shares	142,099	n/a
Stock options	9,893	5,854

[All tabular amounts in millions of Canadian dollars, except where noted]

During the quarter, the Company did not repurchase any Common shares.

3. Discontinued Operations and Assets Held for Sale

The Company has committed to a plan to divest a number of business operations that are no longer part of the Company's strategic plan. During the quarter, the Company's interest in Source Medical Corporation, was classified as a discontinued operation. In addition, in the quarter, the Company's partner in Calgary Laboratory Services LP (CLS) exercised its right to buy out the Company's partnership interest, and as a result, this interest has been classified as a discontinued operation.

In the prior quarter, the Company approved a plan to divest of its Pharmaceutics, Fermentation Biopharmaceutics/Biosafety, and *in vitro* Pharmacology operations within the MDS Pharma Services business.

The results of total discontinued operations in the quarter and for the year were as follows:

	Three months to October 31		Year ended October 31	
	2005	2004	**2005**	2004
Revenues	**$ 82**	$ 86	**$ 347**	$ 385
Income (loss) from discontinued operations – net of tax	**$ (19)**	$ 4	**$ (11)**	$ (12)

In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell. At October 31, 2005, assets of certain operations are held for sale. The sale of these operations is expected to occur within one year. An $18 million provision for impairment in the carrying value of goodwill has been recorded for these operations, to reflect anticipated sale proceeds.

[All tabular amounts in millions of Canadian dollars, except where noted]

Assets held for sale and related liabilities as at October 31, 2005 and 2004 comprised:

	2005	2004
Accounts receivable	**$ 32**	$ 28
Inventory	**24**	22
Prepaid expenses	**1**	1
Current assets held for sale	**57**	51
Capital assets	**31**	20
Goodwill	**26**	41
	57	61
Total assets held for sale	**114**	112
Current liabilities	**38**	27
Other long-term obligations	**12**	12
Liabilities related to assets held for sale	**$ 50**	$ 39

The earnings (loss) per share impact of discontinued businesses is as follows:

	Three months to October 31		Year ended October 31	
	2005	2004	**2005**	2004
Earnings (loss) per share, continuing operations	**$ (0.21)**	$ 0.04	**$ 0.30**	$ 0.44
Earnings (loss) per share, discontinued operations	**(0.13)**	0.02	**(0.08)**	(0.08)
Basic earnings (loss) per share	**$ (0.34)**	$ 0.06	**$ 0.22**	$ 0.36

4. Restructuring Reserves

An analysis of the activity in the provision through October 31, 2005 is as follows:

	Restructuring Charge	Cumulative Drawdown		Reserve Balance at October 31, 2005
		Cash	Non-Cash	
Restructuring charge at 2004	**$ 13**	**$ (11)**	**$ -**	**$ 2**
2005	**72**	**(24)**	**(9)**	**39**
	$ 85	**$ (35)**	**$ (9)**	**$ 41**

The Company recorded a restructuring charge of $67 million in the fourth quarter, allocating $50 million to the Life Sciences segment and $17 million to the Health segment. The restructuring charge included severance of $46 million and other exit charges of $21 million. The other exit charges include a $7 million capital asset write-down and $14 million of costs associated with abandoned information technology infrastructure projects and other planned changes to the Company's information technology support functions along with costs for facility rationalization.

During the quarter, the Company made payments of $22 million in severance and other employee related costs as part of the restructuring initiative.

5. Earnings per Share

a) Dilution

[number of shares in millions]	Three months to October 31		Year ended October 31	
	2005	2004	**2005**	2004
Net income (loss) available to Common shareholders	**$ (48)**	$ 9	**$ 31**	$ 51
Weighted average number of Common shares outstanding – basic	**142**	142	**142**	142
Impact of stock options assumed exercised	**-**	1	**-**	1
Weighted average number of Common shares outstanding – diluted	**142**	143	**142**	143

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months to October 31		Year ended October 31	
	2005	2004	**2005**	2004
Pro forma net income (loss) available to Common shareholders	**$ (49)**	$ 7	**$ 26**	$ 43
Pro forma earnings (loss) per share - basic	**$ (0.35)**	$ 0.05	**$ 0.18**	$ 0.30
- diluted	**$ (0.35)**	$ 0.05	**$ 0.18**	$ 0.30

During the quarter, the Company granted 26,000 options (2004 – 11,000) at an average exercise price of $20.84 (2004 – $19.68). These options have a fair value determined using the Black-Scholes model of $7.01 per share (2004 – $6.86) based on the following assumptions for the quarter ended October 31, 2005:

[All tabular amounts in millions of Canadian dollars, except where noted]

	2005	2004
Risk-free interest rate	**3.9%**	4.3%
Expected dividend yield	**0.68%**	1.0%
Expected volatility	**0.321**	0.342
Expected time to exercise (years)	**5.25**	5.25

The Company approved in the quarter a change to the stock option plan, which would change the vesting period of stock options granted beginning in 2006, from five years to three years, with a change in expiration from ten years to seven years.

6. Other Income (Expense) – Net

	Three months to October 31		Year ended October 31	
	2005	2004	**2005**	2004
Writedown of intangible assets	**$ -**	$ (15)	**$ -**	$ (15)
Writedown of long-term investments	**(6)**	(20)	**(6)**	(22)
Writedown of other long-term assets	**-**	-	**-**	(10)
Gain on patent litigation	**-**	-	**-**	14
Gain on sale of business and other	**-**	-	**-**	4
Gain on reorganization of MDS Proteomics	**-**	-	**-**	8
Write-off of purchased technology	**-**	-	**(8)**	-
Writedown of goodwill	**-**	-	**-**	(53)
Unrealized loss on interest rate swaps *[note 11]*	**(3)**	-	**(3)**	-
	$ (9)	$ (35)	**$ (17)**	$ (74)

The Company recorded a provision for a US$5 million long-term investment based on its assessment of the carrying value of the investment to the present value of expected future cash flows.

The Company also recorded a mark-to-market loss of $3 million on the ineffectiveness of interest rate swaps.

During the prior year, the Company recorded a provision of $15 million and $20 million to reduce the carrying value of certain intangible assets and long-term investments, respectively, to their estimated net realizable values.

7. Deferred Development Charges

Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. Amortization is provided on a straight-

[All tabular amounts in millions of Canadian dollars, except where noted]

line basis, commencing in the year in which the product development is completed and commercial production commences.

During the quarter, $1 million (2004 - $1 million) of capitalized development costs were amortized and charged to income. Year-to-date, $2 million (2004 – $3 million) was expensed.

8. Post Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements and plans that provide extended health care coverage to retired employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. During the quarter, the Company amended the terms of certain post-employment health care benefit plans. Effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits. As a result of the changes, the Company recorded a net curtailment gain of $4 million recorded in the quarter. Benefit costs of $1 million were paid in the quarter (2004 - $1 million).

9. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months to October 31		Year ended October 31	
	2005	2004	**2005**	2004
Depreciation and amortization	**$ 19**	$ 17	**$ 69**	$ 65
Writedown of investments	**6**	20	**6**	22
Minority interest	**2**	2	**11**	2
Deferred income	**(3)**	(5)	**(15)**	(17)
Future income taxes	**(1)**	(18)	**(4)**	(29)
Equity earnings (loss) - net of distribution	**9**	(1)	**12**	1
Writedown of intangible assets	**-**	15	**8**	15
Writedown of capital assets	**7**	-	**7**	10
Writedown of goodwill	**3**	-	**3**	63
Gain on sale of business	**-**	(10)	**-**	(4)
Stock option compensation	**1**	-	**3**	1
Gain on sale of discontinued operations	**-**	-	**(6)**	-
Net gain on reorganization of MDS Proteomics	**-**	-	**-**	(8)
Unrealized loss on interest rate swaps	**3**	-	**3**	-
Other	**(12)**	(7)	**(5)**	2
	$ 34	$ 13	**$ 92**	$ 123

[All tabular amounts in millions of Canadian dollars, except where noted]

Changes in non-cash working capital balances relating to operations include:

	Three months to October 31		Year ended October 31	
	2005	2004	**2005**	2004
Accounts receivable	**$ (14)**	$ 2	**$ (2)**	$ (52)
Unbilled revenue	**(8)**	19	**(32)**	4
Inventories	**5**	4	**(9)**	23
Accounts payable, accrued liabilities and deferred revenue	**57**	(8)	**51**	(14)
Income taxes payable	**(13)**	-	**(7)**	26
Other	**5**	6	**-**	9
	$ 32	$ 23	**$ 1**	$ (4)

10. Segmented Information

	Three months ended October 31 2005			Three months ended October 31 2004		
	Life Sciences	**Health**	**Total**	Life Sciences	Health	Total
Net revenues	**$ 304**	**$ 86**	**$ 390**	$ 296	$ 79	$ 375
Operating income before restructuring	**13**	**20**	**33**	15	3	18
Restructuring activities	**(50)**	**(17)**	**(67)**	(6)	(1)	(7)
Revenues by products and services:						
Medical isotopes			**96**			97
Analytical equipment			**73**			61
Pharmaceutical research services			**135**			138
Clinical laboratory services			**86**			79
Capital expenditures – net	**45**	**3**	**48**	32	(3)	29
Depreciation and amortization	**17**	**2**	**19**	15	2	17

	Year ended October 31 2005			Year ended October 31 2004		
	Life Sciences	**Health**	**Total**	Life Sciences	Health	Total
Net revenues	**$ 1,154**	**$ 335**	**$ 1,489**	$ 1,141	$ 338	$ 1,479
Operating income before restructuring	**86**	**62**	**148**	168	63	231
Restructuring activities	**(55)**	**(17)**	**(72)**	(8)	(5)	(13)
Revenues by products and services:						
Medical isotopes			**325**			350
Analytical equipment			**286**			282
Pharmaceutical research services			**543**			509
Clinical laboratory services			**335**			338
Capital expenditures – net	**118**	**8**	**126**	107	1	108
Depreciation and amortization	**61**	**8**	**69**	52	6	58

In the prior year, operating loss for MDS Proteomics for the year-to-date was $81 million.

Depreciation and amortization for the year-to-date was $7 million.

[All tabular amounts in millions of Canadian dollars, except where noted]

11. Financial Instruments

As of October 31, 2005, the Company had outstanding foreign exchange contracts and options in place to sell up to US$139 million, and in certain circumstances up to US$179 million, at a weighted average exchange rate of C$1.22 maturing over the next 8 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate. The interest rate swap contracts are designated as hedges; however, in the fourth quarter, the hedge effectiveness test was not met and a $3 million loss was recorded in other expenses.

The fair market value of foreign exchange options not eligible for hedge accounting amounted to $2 million unrealized gain during the quarter which has been recorded in selling, general and administrative expenses. These contracts are included in accounts payable and are marked to market each period.

The carrying amounts and fair values for all derivative financial instruments are as follows:

		Three months to October 31			
		2005		2004	
		Carrying amount	**Fair Value**	**Carrying** Amount	Fair Value
Asset (liability) position:					
Currency forward and option	- asset	**$ 4**	**$ 7**	$ **-**	$ 41
Currency forward and option	**-** liabilities	**$ (1)**	**$ (1)**	$ **(1)**	$ -
Interest rate swap and option contracts		**$ (3)**	**$ (3)**	$ **-**	$ 3

12. Income Taxes

A reconciliation of expected income taxes to reported income tax expense is provided below. The effective rate for the quarter was 25% (2004 – 13%). The lower than expected tax recovery results from our inability to recognize tax recoveries on the investment write-down and on elements of the restructuring charge that relate to foreign operations where full valuation allowances exist with respect to tax assets.

[All tabular amounts in millions of Canadian dollars, except where noted]

	Three months to October 31			
		2005		2004
Expected income taxes expense (recovery) at MDS's 35% statutory rate	**$**	**(13)**	$	3
Increase (decrease) to tax expense as a result of:				
Benefit of tax losses previously not recognized		**(4)**		(3)
Investment write-downs		**5**		4
Restructuring relating to certain foreign jurisdictions		**6**		-
Other		**(3)**		(3)
Reported income tax expense (recovery)	**$**	**(9)**	$	1

13. Acquisitions

In the quarter, the Company acquired SkeleTech inc., a therapeutically focused contract research organization providing pre-clinical discovery and development services in bone and central nervous systems biologies, for consideration of US$6 million. The purchase agreement includes a provision for contingent consideration of US$2 million, payable to the vendors if certain profitability levels are attained in fiscal 2006.

Any additional purchase price that becomes payable under the terms of the earn-out provision will be recorded when the amount of the payment becomes measurable. This acquisition has been accounted for using the purchase method. The purchase price has been allocated to the net assets acquired based on management's best estimate of fair values.

The total cost of the acquisition has been allocated as follows:

		2005
Working capital	$	(1)
Capital assets and other		1
Goodwill		6
Total cash consideration	$	6

14. Guarantees

In 2003, the Company undertook to guarantee a $20 million bank loan on behalf of an investee, Hemosol Corp. (the "Borrower"), in exchange for warrants in the Borrower. This loan was secured by a fixed and floating charge over all assets of the Borrower. Under the guarantee, MDS was subrogated to and took an assignment of the rights and remedies of the bank under the loan.

[All tabular amounts in millions of Canadian dollars, except where noted]

In the second quarter of 2005, the term of the Borrower's credit facility was extended to May 25, 2007 and the guarantee was extended from June 20, 2005 to June 30, 2007. As consideration for the extension, the Company received warrants to purchase up to 2.75 million common shares (687,500 post-consolidation) of the Borrower at an exercise price of $0.84 per share ($3.36 per share post-consolidation) with a term of five years from the date of issuance. The Company believed that the fair value of the units was nominal, and accordingly ascribed no value to these units.

The Company now accounts for its investment in the Borrower using the equity method of accounting. The Company's share of the investee's losses exceeds the carrying amount of the investment, and a $7 million equity loss adjustment was recorded in the quarter.

Subsequent to quarter-end, the Borrower entered receivership. As a result of the receivership, the Borrower's bank has requested payment by the Company of the amounts due on the bank loan. On December 8, 2005, the Company remitted $20 million to the bank and, in turn, assumed the loan and the senior security position held by the bank. Due to measurement uncertainty, the Company is not able to determine if sufficient proceeds from the sale of the assets of the Borrower will be available to recover the Company's investment.

15. Contractual Obligations

The Company entered into a new cobalt supply agreement with Bruce Power LP, which became effective January 1, 2005. The agreement has a term of 14 years.

16. Subsequent Events

Subsequent to the quarter-end, the Company sold its interest in Source Medical Corporation for gross proceeds of $79 million.

17.   Comparative Figures

Certain figures for the previous year have been reclassified to conform to the current year's financial statement presentation. In addition, segmented information for 2004 has been restated to reflect the discontinued operations reported.

During the quarter, the Company changed its method of translating certain components of the net investment in self-sustaining foreign subsidiaries, which resulted in a credit to Goodwill and a debit to Cumulative Translation Adjustment in the amount of $83 million. The prior period has been adjusted to reflect this change.